May 24, 2016
Americas Silver Corporation Announces Concurrent Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Toronto, Ontario – May 24, 2016 – Americas Silver Corporation (TSX: USA) (OTCQX: USAPF) (the “Company”) is pleased to announce a supplementary, concurrent private placement of subscription receipts (the “Subscription Receipts”) to satisfy the residual demand for the original private placement announced on May 20, 2016. The additional proceeds will address a large component of the initial capital requirements at San Rafael, with the remaining funding subject to advanced discussions with potential lenders and offtakers.

The Company has agreed to issue up to 33,500,000 Subscription Receipts at a price of C$0.30 per Subscription Receipt, for gross proceeds of up to approximately C$10 million (the “Offering”). The Offering will be co-led by GMP Securities L.P. and Medalist Capital Ltd. (the “Lead Agents”), on behalf of a syndicate of agents including Cormark Securities Inc. and Mackie Research Capital Corporation (together with the Lead Agents, the “Agents”). The Agents have been granted an option (the “Agents’ Option”) exercisable to sell up to an additional 5,025,000 Subscription Receipts.

Each Subscription Receipt will be deemed to be exchanged upon satisfaction of the Release Conditions (as defined below) on or before September 19, 2016 (the “Release Deadline”), without payment of any additional consideration, for one unit (each a “Unit”) of the Company being comprised of one common share of the Company (each a “Common Share”) and one quarter of one Common Share purchase warrant of the Company (each whole warrant, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one Common Share (each a “Warrant Share”) at an exercise price of C$0.39 per Warrant Share for a period of 5 years following the closing date of the Offering (the “Closing Date”).

The gross proceeds of the Offering will be deposited in escrow on the Closing Date and shall be released upon the Company having obtained shareholder approval of the Offering in accordance with applicable corporate and securities laws, including approval of the Toronto Stock Exchange and completion of certain other administrative matters (the "Release Conditions") on or before the Release Deadline. If the Release Conditions are not satisfied on or before the Release Deadline, or if prior to such date the Company advises the Lead Agents or announces to the public that it does not intend to satisfy the Release Conditions, the escrow agent will return to holders of the Subscription Receipts, an amount equal to the aggregate purchase price for the Subscription Receipts held by such holder, together with a pro rata portion of the interest earned on the escrowed proceeds.

The net proceeds of the Offering, together with the proceeds from the original private placement, are expected to be used by the Company for capital programs at the Galena Complex and San Rafael Property, debt repayment, working capital and general corporate purposes.

All securities issued in the Offering will be subject to a statutory four month hold period. Closing of the private placement is subject to negotiation and execution of definitive documentation and receipt of all regulatory approvals, including approval of the Toronto Stock Exchange. Closing of the Offering is expected to occur on or about June 16, 2016.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Americas Silver Corporation

The Company is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA.

For further information please see SEDAR or www.americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward–looking information” within the meaning of applicable securities laws. Forward–looking information includes, but is not limited to, the closing of the Offering and the use of proceeds of the Offering, receipt of shareholder and regulatory approval, the Company’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, the San Rafael prefeasibility study, estimates of mineral reserves and resources, realization of mineral reserve estimates, the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward–looking information can be identified by forward–looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward–looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks (including ground conditions), government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward– looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward– looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward–looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For more information:

Darren Blasutti
President and CEO
416-848-9503
www.americassilvercorp.com